Exhibit 99.2

Senior Housing Properties Trust

Fourth Quarter 2012
Supplemental Operating and Financial Data

SNH
LISTED
NYSE.



1100 Ward Avenue, Honolulu, HI.
Medical Office Building.
Square Feet: 204,429.



TABLE OF CONTENTS

TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES;
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY;
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL;
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT;
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES;
- THE CREDIT QUALITY OF OUR TENANTS;
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY;
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT;
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES CERTAIN COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED COMMUNITIES SUCCESSFULLY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US AND ON OUR TENANTS' ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, COMMONWEALTH REIT, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES;
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES; AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS;
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES THAT REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS;
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY;
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR;
- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY CAUSE OUR ACQUISITIONS NOT TO OCCUR OR TO BE DELAYED;
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES;
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE; AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, CWH, RMR, AFFILIATES INSURANCE COMPANY, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, NATURAL DISASTERS OR CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Baylor Medical Plaza, Heath, TX.
Medical Office Building.
Square Feet: 35,485.



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, rehabilitation hospitals, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 820 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that is primarily focused on owning and investing in net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $22.0 billion as of December 31, 2012. We believe that being managed by RMR is a competitive advantage for SNH because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-



COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of 12/31/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Q4 2012 NOI (2)	% of Q4 2012 Total NOI
Independent living (3)	61	15,044		$ 1,826,284	35.1%	$ 42,661	35.3%
Assisted living (3)	151	11,069		1,283,363	24.8%	31,074	25.7%
Nursing homes (3)	48	5,024		207,536	4.0%	5,860	4.9%
Rehabilitation hospitals	2	364		75,852	1.5%	2,672	2.2%
Subtotal short and long term residential care communities	262	31,501		3,393,035	65.4%	82,267	68.1%
Medical office buildings (MOBs)	120	8,450,000	sq. ft.	1,610,255	31.1%	34,070	28.2%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	4,439	3.7%
Total	392			$ 5,183,307	100.0%	$ 120,776	100.0%

Operating Statistics by Tenant / Managed Properties (as of 12/31/12) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q4 2012 NOI (2)	Tenant / Managed Properties Operating Statistics (4) Rent Coverage (4)	Occupancy (4)
Five Star	190	20,911		$ 54,013	1.29x	84.8%
Sunrise Senior Living, Inc. / Marriott (5)	4	1,619		8,291	1.88x	93.2%
Brookdale Senior Living, Inc.	18	894		3,678	2.37x	94.0%
6 private senior living companies (combined)	11	1,470		2,001	2.69x	83.3%
Senior living managed communities (6)	39	6,607		14,284	NA	87.2%
Subtotal short and long term residential care communities	262	31,501		82,267	1.40x	85.9%
Multi-tenant MOBs	120	8,450,000	sq. ft.	34,070	NA	93.3%
Wellness centers	10	812,000	sq. ft.	4,439	2.19x	100.0%
Total	392			$ 120,776	1.45x	

Property Mix
(based on Q4 2012 NOI)



4%
2%
5%
35%
28%
26%
Independent living
Assisted living
Medical office buildings
Nursing homes
Wellness centers
Rehabilitation hospitals

Geographic Diversification
(based on Q4 2012 NOI)



GA 3%
IL 3%
PA 4%
WI 5%
30 Other States + D.C. 38%
VA 5%
MA 6%
MD 7%
TX 7%
FL 10%
CA 11%

(1) Amounts are before depreciation, but after impairment write downs, if any.
(2) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP.
(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.
(4) Operating data for multi-tenant MOBs are presented as of December 31, 2012; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended September 30, 2012, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(5) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases. In January 2013, Sunrise Senior Living, Inc., or SSL, was acquired by Health Care REIT Inc. and the management company business of SSL was sold to a separate acquirer. References to Sunrise in this report include SSL prior to its acquisition and to the management company business of SSL following the acquisition of SSL.
(6) These 39 senior living communities, including 29 communities that we acquired since June 2011, and the 10 senior living communities, or the 10 Communities, formerly leased to Sunrise, are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through December 31, 2012 was 87.4%.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth Heiss, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jana Galan
(646) 855-3081

RBC Capital Markets
Michael Carroll
(440) 715-2649

Jefferies & Company
Omotayo Okusanya
(212) 336-7076

Sandler O'Neill & Partners
James Milam
(212) 466-8066

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351

Morgan Stanley
Jorel Guilloty
(415) 576-2631

UBS
Ross Nussbaum
(212) 713-2484

Raymond James
Paul Puryear
(727) 567-2253

Wells Fargo Securities
Todd Stender
(212) 214-8067

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Eugene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



The Gardens of Scottsdale, Scottsdale, AZ.
143 Assisted Living, Alzheimer's and Skilled Nursing Units.

KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)



	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Shares Outstanding (1):					
Common shares outstanding (at end of period)	176,554	176,554	162,675	162,667	162,646
Weighted average common shares outstanding during period	176,554	174,690	162,670	162,647	160,946
Common Share Data:					
Price at end of period	$ 23.64	$ 21.78	$ 22.32	$ 22.05	$ 22.44
High during period	$ 23.76	$ 24.70	$ 22.32	$ 23.09	$ 23.22
Low during period	$ 21.29	$ 21.52	$ 19.83	$ 21.30	$ 20.17
Annualized dividends paid per share (2) (3)	$ 1.56	$ 1.52	$ 1.52	$ 1.52	$ 1.52
Annualized dividend yield (at end of period) (2) (3)	6.6%	7.0%	6.8%	6.9%	6.8%
Annualized Normalized FFO multiple (at end of period) (4)	13.7x	12.7x	12.4x	12.3x	13.4x
Annualized net operating income (NOI) (5) / total market capitalization	7.8%	7.8%	7.6%	7.8%	8.0%
Market Capitalization:					
Total debt (book value)	$ 2,006,530	$ 1,868,311	$ 1,964,928	$ 1,851,799	$ 1,827,385
Plus: market value of common shares (at end of period)	4,173,727	3,845,337	3,630,906	3,586,807	3,649,776
Total market capitalization	$ 6,180,257	$ 5,713,648	$ 5,595,834	$ 5,438,606	$ 5,477,161
Total debt / total market capitalization	32.5%	32.7%	35.1%	34.0%	33.4%
Book Capitalization:					
Total debt	$ 2,006,530	$ 1,868,311	$ 1,964,928	$ 1,851,799	$ 1,827,385
Plus: total shareholders' equity	2,646,568	2,670,811	2,416,159	2,445,835	2,472,606
Total book capitalization	$ 4,653,098	$ 4,539,122	$ 4,381,087	$ 4,297,634	$ 4,299,991
Total debt / total book capitalization	43.1%	41.2%	44.9%	43.1%	42.5%
Selected Balance Sheet Data:					
Total assets	$ 4,748,002	$ 4,646,295	$ 4,466,552	$ 4,383,821	$ 4,383,048
Total liabilities	$ 2,101,434	$ 1,975,484	$ 2,050,393	$ 1,937,986	$ 1,910,442
Gross book value of real estate assets (6)	$ 5,183,307	$ 5,091,665	$ 4,866,390	$ 4,737,687	$ 4,721,591
Total debt / gross book value of real estate assets (6)	38.7%	36.7%	40.4%	39.1%	38.7%
Selected Income Statement Data:					
Total revenues (7)	$ 194,164	$ 158,633	$ 146,972	$ 145,073	$ 136,603
NOI (5)	$ 120,776	$ 110,826	$ 106,238	$ 105,739	$ 109,524
Adjusted EBITDA (8)	$ 105,405	$ 105,237	$ 101,373	$ 101,481	$ 95,305
Net income	$ 44,636	$ 25,646	$ 33,251	$ 32,352	$ 38,599
Normalized FFO (4)	$ 75,506	$ 74,777	$ 73,210	$ 72,388	$ 67,932
Common distributions paid (2) (3)	$ 68,857	$ 67,061	$ 61,813	$ 61,806	$ 61,805
Per Share Data:					
Net income	$ 0.25	$ 0.15	$ 0.20	$ 0.20	$ 0.24
Normalized FFO (4)	$ 0.43	$ 0.43	$ 0.45	$ 0.45	$ 0.42
Common distributions paid (2) (3)	$ 0.39	$ 0.38	$ 0.38	$ 0.38	$ 0.38
Normalized FFO payout ratio (2) (3) (4)	90.7%	88.4%	84.4%	84.4%	90.5%
Coverage Ratios:					
Adjusted EBITDA (8) / interest expense	3.5x	3.5x	3.6x	3.5x	3.5x
Total debt / annualized Adjusted EBITDA (8)	4.8x	4.4x	4.8x	4.6x	4.8x

(1)   We have no outstanding common shares equivalents, such as units, convertible debt or stock options. Excludes 11.5 million common shares issued in January 2013.

(2)   The amounts stated are based on the amounts paid during the periods.

(3)   On January 10, 2013, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year) payable on or about February 20, 2012 to shareholders of record on January 22, 2013.

(4)   See Exhibit C for the calculation of Normalized FFO and a reconciliation of Normalized FFO to net income determined in accordance with GAAP.

(5)   See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with GAAP.

(6)   Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(7)   During the fourth quarters of 2012 and 2011, we recognized $10.5 million and $11.3 million of percentage rent for the years ended December 31, 2012 and 2011, respectively. During the third quarter of 2012, we recognized $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

(8)   See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income determined in accordance with GAAP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts appearing in the table below are in thousands)



	As of December 31, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 615,623	$ 564,628
Buildings, improvements and equipment	4,567,684	4,156,963
	5,183,307	4,721,591
Less accumulated depreciation	750,903	630,261
	4,432,404	4,091,330
Cash and cash equivalents	42,382	23,560
Restricted cash	9,432	7,128
Deferred financing fees, net	29,410	25,434
Acquired real estate leases and other intangible assets, net	115,837	100,235
Loan receivable (1)	-	38,000
Other assets	118,537	97,361
Total assets	$ 4,748,002	$ 4,383,048
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 190,000	$ -
Senior unsecured notes, net of discount	1,092,053	965,770
Secured debt and capital leases	724,477	861,615
Accrued interest	15,757	22,281
Assumed real estate lease obligations, net	13,692	17,778
Other liabilities	65,455	42,998
Total liabilities	2,101,434	1,910,442
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
199,700,000 shares authorized, 176,553,600 and 162,646,046 shares issued		
and outstanding at December 31, 2012 and December 31, 2011, respectively	1,765	1,626
Additional paid in capital	3,233,354	2,944,212
Cumulative net income	1,043,821	907,937
Cumulative other comprehensive income	4,562	(3,772)
Cumulative distributions	(1,636,934)	(1,377,397)
Total shareholders' equity	2,646,568	2,472,606
Total liabilities and shareholders' equity	$ 4,748,002	$ 4,383,048

(1) In May 2011, we and Five Star entered into a loan agreement, or the Bridge Loan, under which we agreed to lend Five Star up to $80.0 million to fund a portion of Five Star's purchase of a portfolio of six senior living communities. As of December 31, 2011, Five Star had repaid $42.0 million, and in April 2012, Five Star repaid the $38.0 million which was then outstanding under this Bridge Loan, resulting in the termination of the Bridge Loan.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts appearing in the table below are in thousands, except per share data)



	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Revenues:				
Rental income (1)	$ 124,039	$ 120,327	$ 460,811	$ 422,166
Residents fees and services (2)	70,125	16,276	184,031	27,851
Total revenues	194,164	136,603	644,842	450,017
Expenses:				
Depreciation	36,969	31,145	141,456	113,265
Property operating expenses (3)	73,388	27,079	201,263	68,967
General and administrative	7,411	6,528	31,517	26,041
Acquisition related costs	2,580	5,692	9,394	12,239
Impairment of assets	-	796	3,071	1,990
Total expenses	120,348	71,240	386,701	222,502
Operating income	73,816	65,363	258,141	227,515
Interest and other income	160	581	1,117	1,451
Interest expense	(29,814)	(27,425)	(117,240)	(98,262)
Loss on early extinguishment of debt (4)	-	-	(6,349)	(427)
Gain on lease terminations (5)	479	-	375	-
(Loss) gain on sale of properties (6)	-	-	(101)	21,315
Equity in earnings of an investee	80	28	316	139
Income before income tax expense	44,721	38,547	136,259	151,731
Income tax (expense) benefit	(85)	52	(375)	(312)
Net income	$ 44,636	$ 38,599	$ 135,884	$ 151,419
Weighted average common shares outstanding	176,554	160,946	169,176	149,577
Net income per share	$ 0.25	$ 0.24	$ 0.80	$ 1.01
Additional Data:				
General and administrative expenses / total revenues	3.8%	4.8%	4.9%	5.8%
General and administrative expenses / total assets (at end of period)	0.2%	0.1%	0.7%	0.6%
Straight-line rent included in rental income (1)	$ 3,601	$ 3,080	$ 13,849	$ 11,457
Lease Value Amortization included in rental income (1)	$ (852)	$ (481)	$ (1,597)	$ 93
Percentage rent, estimated (7)	$ (8,200)	$ (8,300)	$ -	$ -
Amortization of deferred financing fees and debt discounts	$ 1,525	$ 1,561	$ 6,019	$ 5,067
Non-cash stock based compensation, estimated	$ 562	$ 421	$ 1,827	$ 1,659
Loss on early extinguishment of debt settled in cash (4)	$ -	$ -	$ 2,452	$ -
Lease termination fees included in rental income	$ 6	$ -	$ 21	$ 4
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Twenty nine (29) senior living communities that we acquired since June 2011 and the 10 Communities that were formerly leased to Sunrise are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.

(3) The increase in property operating expenses for the quarter and year ended December 31, 2012, is the result of acquisitions since October 1, 2011, including 16 senior living managed communities and 16 MOBs.

(4) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(5) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; the leases for all of the 10 Communities were terminated prior to December 31, 2012, and resulted in a gain on lease terminations.

(6) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(7) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters. During the fourth quarters of 2012 and 2011, we recognized $10.5 million and $11.3 million of percentage rent for the years ended December 31, 2012 and 2011, respectively. During the third quarter of 2012, we recognized $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Year Ended	
	12/31/2012	12/31/2011
Cash flows from operating activities:		
Net income	$ 135,884	$ 151,419
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	141,456	113,265
Net amortization of debt discounts, premiums and deferred financing fees	5,327	5,067
Straight line rental income	(13,849)	(11,457)
Amortization of acquired real estate leases and other intangible assets	1,597	(93)
Loss on early extinguishment of debt	6,349	427
Impairment of assets	3,071	1,990
Gain on lease terminations	(375)	-
Loss (gain) on sale of properties	101	(21,315)
Equity in earnings of an investee	(316)	(139)
Change in assets and liabilities:		
Restricted cash	(2,304)	(2,134)
Other assets	991	(7,341)
Accrued interest	(6,524)	7,288
Other liabilities	11,894	17,259
Cash provided by operating activities	283,302	254,236
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(316,769)	(797,113)
Real estate improvements	(50,131)	(39,309)
Loan receivable from Five Star Quality Care, Inc.	-	(80,000)
Principal repayments on loan receivable	38,000	42,000
Investment in Five Star Quality Care, Inc.	-	(5,000)
Proceeds from sale of properties	1,041	38,663
Cash used for investing activities	(327,859)	(840,759)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	287,052	432,233
Proceeds from issuance of unsecured senior notes, net of discount	350,000	541,984
Proceeds from borrowings on revolving credit facility	669,000	690,000
Repayments of borrowings on revolving credit facility	(479,000)	(818,000)
Redemption of senior notes	(225,000)	-
Repayment of other debt	(266,528)	(9,711)
Payment of deferred financing fees	(12,608)	(13,760)
Distributions to shareholders	(259,537)	(223,529)
Cash provided by financing activities	63,379	599,217
Increase in cash and cash equivalents	18,822	12,694
Cash and cash equivalents at beginning of period	23,560	10,866
Cash and cash equivalents at end of period	$ 42,382	$ 23,560
Supplemental cash flow information:		
Interest paid	$ 118,437	$ 85,907
Income taxes paid	389	264
Non-cash investing activities:		
Acquisitions funded by assumed debt	(121,793)	(217,317)
Non-cash financing activities:		
Assumption of mortgage notes payable	121,793	217,317
Issuance of common shares	2,229	1,814



DEBT SUMMARY

(dollars appearing in the table below are in thousands)

	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgages - secured by 4 properties	6.110%	6.420%	$ 10,565	12/1/2013	$ 10,178	0.9
Mortgage - secured by 2 properties	6.910%	6.310%	13,759	12/1/2013	13,404	0.9
Mortgages - secured by 2 properties	5.830%	5.830%	36,906	6/1/2014	35,807	1.4
Mortgage - secured by 1 property	6.015%	2.460%	30,944	3/1/2015	29,227	2.2
Mortgage - secured by 1 property	5.650%	5.650%	5,121	6/1/2015	4,867	2.4
Mortgage - secured by 1 property	6.365%	6.365%	11,612	7/1/2015	11,225	2.5
Mortgages - secured by 3 properties	5.660%	5.660%	13,051	7/11/2015	12,326	2.5
Mortgage - secured by 1 property	5.880%	5.880%	2,878	7/11/2015	2,687	2.5
Mortgage - secured by 1 property	5.810%	2.880%	6,792	10/1/2015	6,175	2.8
Mortgage - secured by 1 property	5.810%	5.810%	4,596	10/11/2015	4,325	2.8
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	3.0
Mortgage - secured by 1 property	5.970%	5.970%	6,476	4/11/2016	3,118	3.3
Mortgages - secured by 2 properties	5.924%	5.924%	90,607	11/1/2016	79,415	3.8
Mortgage - secured by 1 property	6.250%	6.250%	12,537	11/11/2016	11,820	3.9
Mortgage - secured by 1 property	5.860%	3.070%	5,810	3/11/2017	5,401	4.2
Mortgages - secured by 8 properties (3)	6.540%	6.540%	46,753	5/1/2017	42,334	4.3
Mortgage - secured by 1 property	6.150%	4.180%	11,419	8/1/2017	10,578	4.6
Mortgage - secured by 1 property	6.730%	4.730%	9,641	4/1/2018	8,328	5.3
Mortgage - secured by 17 properties (4)	6.710%	6.710%	296,437	9/1/2019	266,704	6.7
Mortgage - secured by 1 property (5)	7.310%	7.310%	3,270	1/1/2022	41	9.0
Mortgage - secured by 1 property (5)	7.850%	7.850%	1,608	1/1/2022	21	9.0
Capital leases - 2 properties	7.700%	7.700%	13,792	4/30/2026	-	13.3
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	14.9
Mortgage - secured by 1 property	6.250%	6.250%	3,534	2/1/2033	26	20.1
Mortgage - secured by 2 properties	5.950%	5.950%	9,492	9/1/2038	1,211	25.7
Mortgage - secured by 1 property	4.375%	4.375%	4,747	9/1/2043	23	30.7
Weighted average rate / total secured fixed rate debt	6.342%	6.074%	$ 719,047		$ 625,941	5.6
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (6)	1.800%	1.800%	$ 190,000	6/24/2015	$ 190,000	2.5
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	3.0
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	7.3
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	9.0
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	29.6
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	$ 1,100,000		$ 1,100,000	13.9
Weighted average rate / total unsecured debt	5.241%	5.241%	$ 1,290,000		$ 1,290,000	12.2
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.342%	6.074%	$ 719,047		$ 625,941	5.6
Weighted average rate / total unsecured floating rate debt	1.800%	1.800%	190,000		190,000	2.5
Weighted average rate / total unsecured fixed rate debt	5.835%	5.835%	1,100,000		1,100,000	13.9
Weighted average rate / total debt	5.635%	5.539%	$ 2,009,047		$ 1,915,941	9.8

(1) Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts stated in the contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(4) In 2009, we closed the FNMA secured term loan financing for approximately $512.9 million secured by 28 properties. A part of this secured term loan is at a fixed rate and a part was at a floating rate. In August 2012, we prepaid all the approximately $198.4 million outstanding principal balance of the floating rate part and approximately $763,000 of the outstanding principal balance of the fixed part of the loan. As a result of this prepayment, 11 of the 28 properties securing this loan were released from the related mortgage.

(5) These two mortgages are secured by one property.

(6) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2012. At our option and the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016. In January 2013, we repaid all $190.0 million outstanding under our revolving credit facility with proceeds from our January 2013 equity offering.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)

Year	Secured Fixed Rate Debt [1]		Unsecured Floating Rate Debt [2]		Unsecured Fixed Rate Debt		Total	
		Scheduled Principal Payments During Period						
2013	$	36,109	$	-	$	-	$	36,109
2014		48,022		-		-		48,022
2015		82,356		190,000		-		272,356
2016		160,136		-		250,000		410,136
2017		65,382		-		-		65,382
2018		15,602		-		-		15,602
2019		271,123		-		-		271,123
2020		2,172		-		200,000		202,172
2021		2,364		-		300,000		302,364
Thereafter		35,781		-		350,000		385,781
	$	719,047	$	190,000	$	1,100,000	$	2,009,047

(1) Includes $13.8 million of capital leases.

(2) Represents amounts outstanding under our $750.0 million revolving credit facility at December 31, 2012. At our option and upon the payment of a fee, the maturity date of the revolving credit facility may be extended by one year to June 24, 2016. In January 2013, we repaid all $190.0 million outstanding under our revolving credit facility with proceeds from our January 2013 equity offering.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Leverage Ratios:					
Total debt / total market capitalization	32.5%	32.7%	35.1%	34.0%	33.4%
Total debt / total book capitalization	43.1%	41.2%	44.9%	43.1%	42.5%
Total debt / total assets	42.3%	40.2%	44.0%	42.2%	41.7%
Total debt / gross book value of real estate assets (1)	38.7%	36.7%	40.4%	39.1%	38.7%
Secured debt / total assets	15.3%	15.5%	19.3%	19.3%	19.7%
Variable rate debt / total debt	9.5%	2.9%	28.4%	25.1%	10.9%
Coverage Ratios:					
Adjusted EBITDA (2) / interest expense	3.5x	3.5x	3.6x	3.5x	3.5x
Total debt / annualized Adjusted EBITDA (2)	4.8x	4.4x	4.8x	4.6x	4.8x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	36.9%	35.2%	38.5%	37.4%	37.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	13.3%	13.6%	16.9%	17.1%	17.5%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.73x	3.64x	3.81x	3.71x	3.68x
Total unencumbered assets to unsecured debt - required minimum 1.50x	3.27x	3.56x	3.34x	3.55x	3.62x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to net income in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

	For the Three Months Ended (1)				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
MOB leasing capital (2)	$ 1,969	$ 1,049	$ 1,826	$ 1,498	$ 1,095
MOB building improvements (3)	2,267	1,270	1,061	794	1,436
Managed communities capital improvements (4)	4,055	2,675	2,267	1,058	1,527
Total capital expenditures	$ 8,291	$ 4,994	$ 5,154	$ 3,350	$ 4,058
MOB avg. sq. ft. during period	8,324	8,132	7,848	7,630	7,560
Managed communities avg. units during period	5,491	3,856	3,309	3,233	2,201
MOB building improvements per avg. sq. ft. during period	$ 0.27	$ 0.16	$ 0.14	$ 0.10	$ 0.19
Managed communities capital improvements per avg. units during period	$ 739	$ 694	$ 685	$ 327	$ 694

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) MOB leasing capital includes tenant improvements (TI) and leasing costs (LC).

(3) MOB building improvements generally include: (i) construction costs and expenditures to replace obsolete building components that extend the useful life of existing assets, and (ii) non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(4) Includes capital improvements to the senior living communities that we owned as of December 31, 2012 and which we have acquired since June 2011, and the 10 Communities that were formerly leased to Sunrise.

ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)



Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property (2)	Number of Properties	Units / Beds	Purchase Price (3)	Purchase Price Per Unit	Initial Lease / Cap Rate (4)		Tenant
2/1/2012	Alabama	Assisted Living	1	92	$ 11,300	$ 123	7.7%		Our TRS
5/29/2012	South Carolina	Assisted Living	1	59	8,059	137	7.1%	(5)	Our TRS
7/1/2012	South Carolina	Independent Living	1	232	37,273	161	7.1%	(5)	Our TRS
7/31/2012	Various	Assisted / Independent Living	4	511	36,500	71	8.0%		Stellar Senior Living, LLC
8/31/2012	New York	Independent Living	1	310	99,000	319	7.3%	(6)	Our TRS
8/31/2012	Missouri	Independent Living	1	87	11,280	130	8.8%		Our TRS
12/19/2012	Tennessee	Assisted Living	1	90	11,550	128	7.9%		Our TRS
12/19/2012	Texas	Assisted Living	1	78	9,000	115	9.2%		Our TRS
1/9/2013	Washington	Independent Living	1	150	22,350	149	8.2%		Stellar Senior Living, LLC
	Total / Wtd. Avg. Senior Living Acquisitions		12	1,609	$ 246,312	$ 153	7.7%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (3)	Purchase Price per Sq. Ft.	Cap Rate (4)	Weighted Average Remaining Lease Term (7)	Occupancy (8)	Major Tenant
5/7/2012	Georgia	MOB	1	28	$ 8,600	$ 307	9.0%	5.3	100.0%	Northside Hospital Inc.
5/30/2012	Georgia	MOB	1	112	23,100	206	8.0%	9.5	100.0%	The Emory Clinic Inc.
6/18/2012	Hawaii	MOB	1	204	70,495	346	8.1%	4.1	99.5%	First Insurance Co. of HI / Straub Medical Center
6/27/2012	Maryland	MOB	1	92	18,250	198	8.7%	6.0	98.0%	Children's Hospital
7/17/2012	Texas	MOB	1	63	16,850	267	8.2%	6.0	100.0%	Northwest Women's Center
7/27/2012	Florida	MOB	1	53	7,750	146	7.6%	2.0	80.0%	South Florida Gastroenterology
9/27/2012	Massachusetts	MOB	1	34	16,400	488	8.3%	14.1	100.0%	Hallmark Health System
11/30/2012	Tennessee	MOB	1	34	9,200	272	8.3%	6.0	100.0%	TriStar Medical Group (HCA)
12/21/2012	Minnesota	MOB	1	77	15,100	197	8.9%	7.8	100.0%	MultiCare Sleep Center LLC
12/28/2012	Colorado	MOB	2	62	16,400	263	8.7%	5.7	96.0%	North Suburban Spine Center, L.P.
12/31/2012	Texas	MOB	2	80	23,550	294	8.0%	5.2	91.7%	Baylor Health Care
2/14/2013	Washington	MOB	2	145	38,000	262	8.9%	5.4	100.0%	Seattle Genetics, Inc.
	Total / Wtd. Avg. MOB Acquisitions		15	984	$ 263,695	$ 268	8.4%	6.1		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (9)	NBV	Book Loss on Sale
7/20/2012	Massachusetts	MOB	1	$ 1,100	$ 854	$ 101

(1) During the quarter and year ended December 31, 2012, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $12.3 million and $30.5 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $984,000 and $2.5 million, respectively. These amounts are not included in the table above.

(2) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units / beds at the property.

(3) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(4) Represents the ratio of the estimated GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(5) In May 2011, we entered into an agreement to acquire 15 communities, which upon acquisition were leased to our TRS and managed by Five Star under long term contracts. As of July 1, 2012, we had acquired all 15 of the communities. The cap rate presented for this property is the cap rate for the combined 15 managed communities based on historical results.

(6) In July 2011, we entered into an agreement to acquire nine communities, which upon acquisition, eight communities will be leased to our TRS and all nine communities will be managed by Five Star under long term contracts. In December 2011, we acquired eight of these nine communities. In August 2012, we acquired the remaining one of these nine communities. The cap rate presented for this one property is the cap rate for the combined nine managed communities based on expected results in our first year of ownership.

(7) Weighted average remaining lease term based on rental income.

(8) Occupancy as of acquisition date.

(9) Sale price excludes closing costs, if any.

PORTFOLIO INFORMATION





Stratford Court of Palm Harbor, FL.
Continuing Care Retirement Community.
318 Units.

PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands, except investment per unit / bed or square foot)



	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	% of Total Investment	Investment per Unit / Bed or Square Foot (2)	Q4 2012 NOI (3)	% of Q4 2012 Total NOI
Facility Type:								
Independent living (4)	61	15,044		$ 1,826,284	35.1%	$ 121,396	$ 42,661	35.3%
Assisted living (4)	151	11,069		1,283,363	24.8%	$ 115,942	31,074	25.7%
Nursing homes (4)	48	5,024		207,536	4.0%	$ 41,309	5,860	4.9%
Rehabilitation hospitals	2	364		75,852	1.5%	$ 208,385	2,672	2.2%
Subtotal short and long term residential care communities	262	31,501		3,393,035	65.4%	$ 107,712	82,267	68.1%
Medical office buildings (MOBs) (5)	120	8,450,000	sq. ft.	1,610,255	31.1%	$ 191	34,070	28.2%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,439	3.7%
Total	392			$ 5,183,307	100.0%		$ 120,776	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1) (6)	91	6,731		$ 702,142	13.5%	$ 104,315	$ 16,088	13.3%
Five Star (Lease No. 2) (6)	53	7,564		744,516	14.4%	$ 98,429	19,308	16.0%
Five Star (Lease No. 3) (6)	17	3,281		349,788	6.7%	$ 106,610	9,562	7.9%
Five Star (Lease No. 4) (6)	29	3,335		384,892	7.4%	$ 115,410	9,055	7.5%
Subtotal Five Star	190	20,911		2,181,338	42.0%	$ 104,315	54,013	44.7%
Sunrise Senior Living, Inc. / Marriott (7)	4	1,619		126,326	2.4%	$ 78,027	8,291	6.9%
Brookdale Senior Living, Inc.	18	894		61,122	1.2%	$ 68,369	3,678	3.0%
6 private senior living companies (combined)	11	1,470		71,505	1.4%	$ 48,643	2,001	1.7%
Senior living managed communities (8)	39	6,607		952,744	18.4%	$ 144,202	14,284	11.8%
Subtotal short and long term residential care communities	262	31,501		3,393,035	65.4%	$ 107,712	82,267	68.1%
Multi-tenant MOBs (5)	120	8,450,000	sq. ft.	1,610,255	31.1%	$ 191	34,070	28.2%
Wellness centers	10	812,000	sq. ft.	180,017	3.5%	$ 222	4,439	3.7%
Total	392			$ 5,183,307	100.0%		$ 120,776	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at December 31, 2012.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple-net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 39 senior living communities, including 29 communities that we acquired since June 2011, and the 10 Communities formerly leased to Sunrise, are leased to our TRSs and managed by Five Star.

OCCUPANCY BY PROPERTY TYPE AND TENANT



	For the Twelve Months Ended (1)				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Property Type:					
Independent living	87.7%	87.6%	87.2%	87.0%	86.9%
Assisted living	87.0%	86.7%	86.6%	86.5%	86.3%
Nursing homes	80.1%	79.9%	80.0%	80.3%	80.7%
Rehabilitation hospitals	60.6%	60.4%	60.9%	61.0%	60.4%
Subtotal short and long term residential care communities	85.9%	85.6%	85.4%	85.3%	85.2%
MOBs (2)	93.9%	94.5%	94.2%	95.9%	96.4%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1) (3)	85.1%	84.3%	84.1%	84.1%	84.4%
Five Star (Lease No. 2) (3)	82.0%	82.0%	81.9%	81.8%	81.5%
Five Star (Lease No. 3) (3)	89.2%	89.3%	89.6%	90.0%	90.3%
Five Star (Lease No. 4) (3)	86.3%	86.1%	85.4%	84.6%	83.7%
Subtotal Five Star	84.8%	84.5%	84.4%	84.3%	84.2%
Sunrise Senior Living, Inc. / Marriott (4)	93.2%	93.1%	93.0%	92.6%	92.7%
Brookdale Senior Living, Inc.	94.0%	93.6%	92.7%	92.1%	92.1%
6 private senior living companies (combined)	83.3%	83.6%	83.8%	84.0%	84.0%
Senior living managed communities (5)	87.2%	86.9%	86.6%	86.5%	86.8%
Subtotal short and long term residential care communities	85.9%	85.6%	85.4%	85.3%	85.2%
Multi-tenant MOBs (2)	93.9%	94.5%	94.2%	95.9%	96.4%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of December 31, 2012 was 93.3%.

(3) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(4) Includes occupancy data for the four senior living communities whose leases were extended to December 31, 2018. These leases are guaranteed by Marriott.

(5) Includes 29 senior living communities that we have acquired since June 2011 and the 10 Communities formerly leased to Sunrise that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through December 31, 2012 was 87.4%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs AND MANAGED COMMUNITIES)

Tenant	For the Twelve Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Five Star (Lease No. 1) (1)	1.21x	1.20x	1.18x	1.22x	1.25x
Five Star (Lease No. 2) (1)	1.22x	1.23x	1.27x	1.29x	1.33x
Five Star (Lease No. 3) (1)	1.69x	1.68x	1.71x	1.74x	1.76x
Five Star (Lease No. 4) (1)	1.20x	1.20x	1.17x	1.16x	1.16x
Subtotal Five Star	1.29x	1.29x	1.30x	1.32x	1.35x
Sunrise Senior Living, Inc. / Marriott (2)	1.88x	1.90x	1.97x	1.96x	1.98x
Brookdale Senior Living, Inc.	2.37x	2.27x	2.24x	2.23x	2.23x
6 private senior living companies (combined)	2.69x	2.86x	2.78x	2.80x	2.75x
Subtotal short and long term residential care communities	1.40x	1.40x	1.41x	1.43x	1.46x
Wellness centers	2.19x	2.17x	2.16x	2.15x	2.14x
Total	1.45x	1.45x	1.46x	1.48x	1.50x

(1) In August 2012, we realigned our leases with Five Star as a result of our prepayment of approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan and the release of 11 of the 28 properties securing this loan from the related mortgage. The data presented reflects this realignment.

(2) Includes rent coverage for the four senior living communities whose leases were extended to December 31, 2018. These leases are guaranteed by Marriott.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.
We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results
are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for
periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility
operations, before subordinated charges, if any, divided by rent payable to us.



SENIOR LIVING MANAGED COMMUNITIES - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

		As of and For the Three Months Ended							
		12/31/2012		9/30/2012		6/30/2012		3/31/2012	12/31/2011
Number of Properties (1)		39		30		24		23	22
Number of Units (1)		6,607		4,374		3,338		3,279	3,187
Occupancy (2)		87.4%		87.0%		87.7%		87.5%	86.2%
Average Monthly Rate	$	4,244	$	4,048	$	3,975	$	4,013	$ 3,695
Average Monthly Rate % Growth		4.8%		1.8%		(0.9%)		8.6%	--
Residents Fees and Services	$	70,125	$	42,352	$	35,986	$	35,568	$ 16,277
Property Operating Expenses		(55,841)		(31,233)		(26,244)		(25,499)	(12,427)
NOI (3)	$	14,284	$	11,119	$	9,742	$	10,069	$ 3,850
NOI Margin % (4)		20.4%		26.3%		27.1%		28.3%	23.7%
NOI % Growth		28.5%		14.1%		(3.2%)		161.5%	--

(1) Includes only those properties that were leased to our TRSs in the periods presented.

(2) All periods presented include the 10 Communities formerly leased to Sunrise, of which three, five and two of these communities were transferred to our TRS in September, October and November 2012, respectively.

(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.

(4) NOI margin % is defined as NOI as a percentage of residents fees and services.

MOB PORTFOLIO AND SAME STORE - RESULTS OF OPERATIONS

MOB PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)



	As of and For the Three Months Ended		As of and For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Number of Properties	120	108	120	108
Square Feet (1)	8,450	7,630	8,450	7,630
Occupancy (2)	93.3%	95.9%	93.3%	95.9%
Rental Income (3)	$ 51,615	$ 45,922	$ 196,107	$ 161,809
NOI (4)	$ 34,070	$ 31,270	$ 133,663	$ 114,481
NOI Margin % (5)	66.0%	68.1%	68.2%	70.8%
NOI % Growth	9.0%	--	16.8%	--

MOB SAME STORE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Year Ended (7)	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Number of Properties	104	104	79	79
Square Feet (1)	7,472	7,472	5,131	5,131
Occupancy (2)	92.8%	95.9%	92.0%	96.7%
Rental Income (3)	$ 44,987	$ 45,636	$ 139,514	$ 140,462
NOI (4)	$ 30,704	$ 31,065	$ 101,030	$ 101,153
NOI Margin % (5)	68.3%	68.1%	72.4%	72.0%
NOI % Growth	(1.2%)	--	(0.1%)	--

(1) Prior periods exclude space remeasurements made during the periods presented.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple-net lease rental income.
(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since October 1, 2011.
(7) Based on properties owned continuously since January 1, 2011.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	12/31/2012	9/30/2012	6/30/2012	3/31/2012	12/31/2011
Properties	120	114	112	108	108
Total sq. ft. (1)	8,457	8,197	8,066	7,630	7,630
Occupancy (2)	93.3%	93.9%	94.5%	94.2%	95.9%
Leasing Activity (sq. ft.):					
New leases	19	32	26	24	6
Renewals	42	285	185	22	77
Total	61	317	211	46	83
% Change in GAAP Rent (3):					
New leases	14.9%	73.5%	(0.6%)	32.0%	50.1%
Renewals	0.7%	(4.3%)	(3.3%)	(0.7%)	4.3%
Weighted average	5.0%	2.8%	(3.0%)	17.2%	7.3%
Leasing Costs and Concession Commitments (4):					
New leases	$ 550	$ 762	$ 1,192	$ 1,216	$ 225
Renewals	361	677	1,641	200	500
Total	$ 911	$ 1,439	$ 2,833	$ 1,416	$ 725
Leasing Costs and Concession Commitments per Sq. Ft. (4):					
New leases	$ 28.95	$ 23.81	$ 45.85	$ 50.67	$ 37.50
Renewals	$ 8.60	$ 2.38	$ 8.87	$ 9.09	$ 6.49
Total	$ 14.93	$ 4.54	$ 13.43	$ 30.78	$ 8.73
Weighted Average Lease Term by Sq. Ft. (years) (5):					
New leases	6.2	5.4	8.2	13.4	5.5
Renewals	3.9	4.0	4.7	3.9	5.5
Total	4.6	4.2	5.2	9.7	5.5
Leasing Costs and Concession Commitments per Sq. Ft. per Year (4):					
New leases	$ 4.67	$ 4.41	$ 5.59	$ 3.78	$ 6.82
Renewals	$ 2.20	$ 0.59	$ 1.89	$ 2.33	$ 1.18
Total	$ 3.25	$ 1.08	$ 2.58	$ 3.17	$ 1.59

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(2) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

(5) Weighted based on annualized rental income pursuant to existing leases as of December 31, 2012, including straight line rent adjustments, estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the period indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 12/31/2012 (1)	% of Annualized Rental Income (1)	Expiration
1	Five Star	Senior living	$ 202,576	39.3%	2017 - 2028
2	Aurora Health Care, Inc.	MOB	16,896	3.3%	2024
3	Sunrise Senior Living, Inc. / Marriott (2)	Senior living	14,479	2.8%	2018
4	Life Time Fitness, Inc.	Wellness center	10,550	2.0%	2028
5	The Scripps Research Institute	MOB	10,261	2.0%	2019
6	Cedars-Sinai Medical Center	MOB	9,351	1.8%	2013 - 2017
7	Brookdale Senior Living, Inc.	Senior living	8,939	1.7%	2017
8	Reliant Medical Group, Inc.	MOB	7,661	1.5%	2019
9	Starmark Holdings, LLC (Wellbridge)	Wellness center	6,985	1.4%	2023
10	First Insurance Company of Hawaii	MOB	5,023	1.0%	2013 & 2018
	All Other Tenants (3)		222,405	43.2%	2013 - 2034
	Total Tenants		$ 515,126	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of December 31, 2012, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2012, annualized) from our TRS.

(2) These relate to four senior living communities that we lease to Sunrise and for which Marriott guarantees the lessee's obligations. In December 2011, Sunrise extended the leases to December 31, 2018 for these senior living communities.

(3) Includes NOI (three months ended December 31, 2012, annualized) from our TRS including the 10 Communities formerly leased to Sunrise.



PORTFOLIO LEASE EXPIRATION SCHEDULE

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)

	Annualized Rental Income (1)					
Year	Short and Long Term Residential Care Communities (2)	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2013	$ -	$ 21,449	$ -	$ 21,449	4.2%	4.2%
2014	-	23,789	-	23,789	4.6%	8.8%
2015	3,039	20,490	-	23,529	4.6%	13.4%
2016	-	19,123	-	19,123	3.7%	17.1%
2017	43,900	23,337	-	67,237	13.1%	30.2%
2018	14,479	15,039	-	29,518	5.7%	35.9%
2019	599	28,913	-	29,512	5.7%	41.6%
2020	-	11,799	-	11,799	2.3%	43.9%
2021	1,424	4,885	-	6,309	1.2%	45.1%
Thereafter (2)	227,700	37,625	17,536	282,861	54.9%	100.0%
Total	$ 291,141	$ 206,449	$ 17,536	$ 515,126	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 9.9 years

	Number of Living Units / Beds or Square Feet with Leases Expiring								
	Living Units / Beds			Square Feet					
Year	Short and Long Term Residential Care Communities (Units / Beds) (3)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2013	-	0.0%	0.0%	885,561	-	885,561	10.2%	10.2%
2014	-	0.0%	0.0%	1,036,806	-	1,036,806	11.9%	22.1%
2015	423	1.3%	1.3%	846,028	-	846,028	9.7%	31.8%
2016	-	0.0%	1.3%	862,395	-	862,395	9.9%	41.7%
2017	4,229	13.4%	14.7%	989,092	-	989,092	11.4%	53.1%
2018	1,619	5.1%	19.8%	417,595	-	417,595	4.8%	57.9%
2019	175	0.6%	20.4%	914,925	-	914,925	10.5%	68.4%
2020	-	0.0%	20.4%	519,671	-	519,671	6.0%	74.4%
2021	361	1.1%	21.5%	187,327	-	187,327	2.2%	76.6%
Thereafter (3)	24,694	78.5%	100.0%	1,227,477	812,000	2,039,477	23.4%	100.0%
Total	31,501	100.0%		7,886,877	812,000	8,698,877	100.0%	

(1) Annualized rental income is rents pursuant to existing leases as of December 31, 2012, including estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended December 31, 2012, annualized) from our TRS.

(2) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities, nursing homes and rehabilitation hospitals. Includes NOI (three months ended December 31, 2012, annualized) from our TRS and from the 10 Communities formerly leased to Sunrise where the leases have been terminated.

(3) Includes 6,607 living units leased to our TRS, including 2,472 living units from the 10 Communities formerly leased to Sunrise where the leases have been terminated.

EXHIBITS

Cedars-Sinai Medical Center, Los Angeles, CA.
Medical Office Building.
Square Feet: 330,892.

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Calculation of NOI:				
Revenues:				
Rental income	$ 124,039	$ 120,327	$ 460,811	$ 422,166
Residents fees and services	70,125	16,276	184,031	27,851
Total revenues	194,164	136,603	644,842	450,017
Property operating expenses	73,388	27,079	201,263	68,967
Net operating income (NOI):	$ 120,776	$ 109,524	$ 443,579	$ 381,050
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 120,776	$ 109,524	$ 443,579	$ 381,050
Depreciation expense	(36,969)	(31,145)	(141,456)	(113,265)
General and administrative expense	(7,411)	(6,528)	(31,517)	(26,041)
Acquisition related costs	(2,580)	(5,692)	(9,394)	(12,239)
Impairment of assets	-	(796)	(3,071)	(1,990)
Operating income	73,816	65,363	258,141	227,515
Interest and other income	160	581	1,117	1,451
Interest expense	(29,814)	(27,425)	(117,240)	(98,262)
Loss on early extinguishment of debt (1)	-	-	(6,349)	(427)
Gain on lease terminations (2)	479	-	375	-
(Loss) gain on sale of properties (3)	-	-	(101)	21,315
Equity in earnings of an investee	80	28	316	139
Income before income tax expense	44,721	38,547	136,259	151,731
Income tax (expense) benefit	(85)	52	(375)	(312)
Net income	$ 44,636	$ 38,599	$ 135,884	$ 151,419

(1) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(2) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; the leases for all of the 10 Communities were terminated prior to December 31, 2012, and resulted in a gain on lease terminations.

(3) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



	For the Three Months Ended		For the Year Ended	
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Net income	$ 44,636	$ 38,599	$ 135,884	$ 151,419
interest expense	29,814	27,425	117,240	98,262
income tax expense (benefit)	85	(52)	375	312
depreciation expense	36,969	31,145	141,456	113,265
EBITDA	111,504	97,117	394,955	363,258
acquisition related costs	2,580	5,692	9,394	12,239
loss on early extinguishment of debt (1)	-	-	6,349	427
gain on lease terminations (2)	(479)	-	(375)	-
loss (gain) on sale of properties (3)	-	-	101	(21,315)
impairment of assets	-	796	3,071	1,990
percentage rent adjustment (4)	(8,200)	(8,300)	-	-
Adjusted EBITDA	$ 105,405	$ 95,305	$ 413,495	$ 356,599

(1) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(2) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; the leases for all of the 10 Communities were terminated prior to December 31, 2012, and resulted in a gain on lease terminations.

(3) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters. During the fourth quarters of 2012 and 2011, we recognized $10.5 million and $11.3 million of percentage rent for the years ended December 31, 2012 and 2011, respectively. During the third quarter of 2012, we recognized $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)

EXHIBIT C



	For the Three Months Ended				For the Year Ended			
	12/31/2012		12/31/2011		12/31/2012		12/31/2011	
Net income	$	44,636	$	38,599	$	135,884	$	151,419
Depreciation expense		36,969		31,145		141,456		113,265
Loss (gain) on sale of properties (1)		-		-		101		(21,315)
Impairment of assets		-		796		3,071		1,990
FFO		81,605		70,540		280,512		245,359
Acquisition related costs		2,580		5,692		9,394		12,239
Loss on early extinguishment of debt (2)		-		-		6,349		427
Gain on lease terminations (3)		(479)		-		(375)		-
Percentage rent adjustment (4)		(8,200)		(8,300)		-		-
Normalized FFO	$	75,506	$	67,932	$	295,880	$	258,025
Weighted average shares outstanding		176,554		160,946		169,176		149,577
FFO per share	$	0.46	$	0.44	$	1.66	$	1.64
Normalized FFO per share	$	0.43	$	0.42	$	1.75	$	1.73

(1) In July 2012, we sold one MOB for approximately $1.1 million and recognized a loss on sale of approximately $101,000. During the second quarter of 2011, we sold seven properties for total sales prices of approximately $39.5 million and recognized a gain on sale of approximately $21.3 million.

(2) In August 2012, we prepaid approximately $199.2 million of the outstanding principal balance of our FNMA secured term loan. As a result of this prepayment, we recorded a loss on early extinguishment of debt of $6.3 million consisting of a debt prepayment premium, legal fees and the write off of unamortized deferred financing fees.

(3) In May 2012, we entered an agreement with Sunrise for early terminations of leases for 10 Communities which were previously scheduled to terminate on December 31, 2013; the leases for all of the 10 Communities were terminated prior to December 31, 2012, and resulted in a gain on lease terminations.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income in earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters. During the fourth quarters of 2012 and 2011, we recognized $10.5 million and $11.3 million of percentage rent for the years ended December 31, 2012 and 2011, respectively. During the third quarter of 2012, we recognized $350,000 of percentage rent as a result of the September 1, 2012 lease terminations of three senior living communities formerly leased to Sunrise.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, loss on early extinguishment of debt, gain on lease terminations and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement and public debt covenants, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.